FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending January 27, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 27, 2005                                          By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

26 January 2005             Abacus  (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 8,698 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 27 January 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

27 January 2005

                      Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier  The Administrators of the SmithKline  Beecham Mid-Term Incentive
                Plan notified the Company and Dr Garnier on 27 January 2005 that he had increased his interest by 1,282.316 Ordinary Share ADRs at a price of $46.460 per Ordinary Share ADRfollowing the re-investment of the dividend paid to shareholders on 06 January 2005.




S M Bicknell
Company Secretary

27 January 2005

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and Dr Garnier on 27 January 2005 that he had increased his interest by 279.161 Ordinary Share ADRs at a price of $46.460 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 06 January 2005.




S M Bicknell
Company Secretary

27 January 2005